UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38245

Akso Health Group

(Exact name of registrant as specified in its charter)

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building,

No. 44, Moscow Road, Qianwan Bonded Port Area,

Qingdao Pilot Free Trade Zone, China (Shandong)

Tel: +86 152 1005 4919

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

New Business Development

Overview

Historically, Akso Health Group (the “Company”) generated revenues primarily from our loan facilitation services, post-origination services, and other related services (the “P2P Business”). On December 30, 2020, we completed the disposal of the P2P Business and transitioned into a social e-commerce platform operator in China, offering high-quality and affordable branded products. Since the fourth quarter of 2021, the Company started exploring healthcare equipment and product trading and related healthcare services business. On January 4, 2022, we incorporated Akso Online Meditech in the State of Wyoming and have been engaged in the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech. In February 2022, Akso Online Meditech entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier and sells these test kits to distributers in the United States. On January 26, 2022, we incorporated Qingdao Akso in Shandong Province, China and started the sales of medical devices through Qingdao Akso since April 2022. Qingdao Akso has entered into supply agreements to purchase medical devices such as defibrillators, anesthesia laryngoscope from its supplier and sells these devices to distributers or end-users in China. In May 2023, the Company completed the disposition of its social e-commerce business. The Company has since then focused on exploring other area of healthcare sector other than the medical devices and supplies.

Recently, we begun exploring online hospital and chain pharmacies segments in China. We plan to acquire online hospital(s) in certain cities of China which provides online medical consultations for initial diagnosis, follow-up consultations, and management of chronic diseases, providing patients with an efficient and convenient solution to manage their health online through their smartphones or computers. Typically, the online hospitals are closely connected with and supported by traditional hospitals and outpatient clinics, and their main sources of revenue are from fees charged to patients for both online and offline consultations and the marketing and sales of a variety of health products including medicine, medical equipment and supplements.

In addition to our plan to acquire online hospital(s), we believe that traditional independent pharmacies in China currently face serious competition and bottlenecks in sales growth, which is why we also plan to acquire multiple independent pharmacies nationwide throughout China, integrating and operating the pharmacies as a chain using our extensive offline resources and IT solutions. We plan to build a new type of pharmacy operation and management system, as well as digital operation and sales solutions for our pharmacies, thereby enhancing our competitiveness and overcoming the current difficulties in the industry.

As of the date of this report, we have not entered into any binding agreement nor letter of intent with regard to acquisition of online hospitals or pharmacies.

Entry into Material Definitive Agreements

Private Placement

On November 16, 2023, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell up to an aggregate of 53,608,910 units (the “Units”), each Unit consisting of one Ordinary Share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase one Share (“Warrant”) with an initial exercise price of $0.52875, or approximately $1.59 per American depositary share of the Company (“ADS”), at a price of $0.423 per Unit, or approximately $1.27 per ADS for an aggregate purchase price of approximately $22.68 million (the “Offering”). The net proceeds to the Company from such Offering will be approximately $22.6 million and shall be used by the Company for working capital and general corporate purposes.

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.423, or approximately $1.59 per ADS, for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Shares for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the SPA.

The SPA is subject to various conditions to closing, including, among other things, (a) Nasdaq’s approval of the supplemental listing application for the Units and (b) accuracy of the parties’ representations and warranties.

The forms of the SPA and the Warrant are filed as Exhibits 99.1 and 99.2, respectively, to this Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibits.

Exhibit No.	Description
99.1	Form of Securities Purchase Agreement
99.2	Form of Warrant

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akso Health Group

	By:	/s/ Yilin (Linda) Wang
	Name:	Yilin (Linda) Wang
	Title:	Chief Executive Officer

Date: November 17, 2023

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